Exhibit 12
EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For The Six Months Ended June 30,
	2010	2009
Earnings
Income before income taxes	$228.6	$171.9
Income from equity investees	(36.1)	(25.1)

Income before income taxes before adjustment for income from equity investees	192.5	146.8

Fixed charges	59.2	41.6
Distributed income of equity investees	38.4	21.8
Allowance for funds used during construction	(7.4)	(8.7)

Total earnings available for fixed charges	$282.7	$201.5

Fixed charges
Interest and debt expense	$58.5	$41.0
Interest component of rent	0.7	0.6

Total fixed charges	$59.2	$41.6

Ratio of earnings to fixed charges	4.8	4.8

For purposes of computing these ratios, earnings means income before income taxes before:
- income from equity investees, adjusted to reflect actual distributions from equity investments; and
- fixed charges;
less
- allowance for funds used during construction
Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.